UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

CCH II, LLC
CCH II Capital Corp.
(Name of Applicants)
12405 Powerscourt Drive, Suite 100
St. Louis, Missouri 63131
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

13.50% Senior Notes Due 2016	$1,700,000,000 (approximate)
Approximate date of proposed public offering:
On, or as soon as practicable following, the Effective Date under the Joint Plan of Reorganization
Grier C. Raclin, Esq.
Executive Vice President, General Counsel and Corporate Secretary
12405 Powerscourt Drive
St. Louis, Missouri 63131
(Name and Address of Agent for Service)
Copies to:
Christian O. Nagler, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

     The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

i

GENERAL
1. General Information.
     (a) Form of organization. CCH II, LLC (“CCH II”) is a limited liability company. CCH II Capital Corp. (“CCH II Capital”, together with CCH II, the “Issuers”) is a corporation.
     (b) State or other sovereign power under the laws of which organized. Each of the Issuers was organized under the laws of the State of Delaware.
2. Securities Act Exemption Applicable.
     The Applicants intend to offer, under the terms and subject to the conditions set forth in the Disclosure Statement (as amended or supplemented, the “Disclosure Statement”) and an accompanying Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan”) of the Applicants and certain of their parents and subsidiaries (collectively, the “Debtors”), copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, 13.5% Senior Notes due 2016 (the “New Senior Notes”) in an aggregate principal amount approximately equal to $1,700,000,000. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Disclosure Statement.
     Pursuant to the Plan, holders of 10.25% Senior Notes due 2010 and 10.25% Senior Notes due 2013 issued by the Issuers (collectively “CCH II Notes Claims”) have the option to either exchange such claims for cash or New Senior Notes. Consequently, the aggregate principal amount of the New Senior Notes will not be known until all such holders have made their election. See “Important Aspects of the Plan — Exchange and New CCH II Notes Commitment” in the Disclosure Statement filed herewith. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which is included as Exhibit T3C to this application.
     Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the offer of the New Senior Notes under the solicitation of acceptances for the Plan and the exchange of New Senior Notes for CCH II Notes Claims, together with certain other consideration, under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.
AFFILIATIONS
3. Affiliates.
     (a) Set forth below are all the subsidiaries of CCH II, all of which are wholly owned by CCH II unless otherwise indicated. CCH II owns 100% of the voting securities of CCH II Capital, and CCH II

Capital does not have any subsidiaries. As of the date of this Application, and except as otherwise set forth below, it is expected that after the Effective Date the corporate structure and equity ownership of all subsidiaries listed below will be unchanged.
American Cable Entertainment Company, LLC
Athens Cablevision, Inc.
Ausable Cable TV, Inc.
Cable Equities Colorado, LLC
Cable Equities of Colorado Management Corp.
CC 10, LLC
CC Fiberlink, LLC
CC Michigan, LLC
CC Systems, LLC
CC V Holdings, LLC
CC VI Fiberlink, LLC
CC VI Operating, LLC
CC VII Fiberlink, LLC
CC VIII Fiberlink, LLC
CC VIII Holdings, LLC
CC VIII Leasing of Wisconsin, LLC
CC VIII Operating, LLC
CC VIII, LLC1
CCO Fiberlink, LLC
CCO Holdings, LLC
CCO Holdings Capital Corp.
CCO NR Holdings, LLC
CCO Purchasing, LLC
Charter Advertising of Saint Louis, LLC
Charter Cable Leasing of Wisconsin, LLC
Charter Cable Operating Company, L.L.C.
Charter Cable Partners, L.L.C.
Charter Communications Entertainment I, DST
Charter Communications Entertainment I, LLC
Charter Communications Entertainment II, LLC
Charter Communications Entertainment, LLC
Charter Communications Holding Company, LLC

[1]	CCH I, LLC and Charter Investment, Inc. (“CII”) currently own 70% and 30%, respectively, of the Class A Preferred Membership Interests of CC VIII, LLC (“CC VIII”). CII is an entity controlled by Paul Allen. As disclosed in the Plan and Disclosure Statement, the settlement with Mr. Allen and certain persons and entities affiliated with Mr. Allen contemplates the transfer, upon the Effective Date of the Plan, to the Reorganized Company (as defined in the Disclosure Statement), of the 30% of Class A Preferred Membership Interests of CC VIII controlled by CII. Consequently, upon the Effective Date, the Reorganized Company will own 100% of the Class A Preferred Membership Interests of CC VIII. For more information see “Important Aspects of the Plan — The CII Settlement” in the Disclosure Statement.

Charter Communications Holdings Capital Corporation
Charter Communications Holdings LLC
Charter Communications Operating, LLC
Charter Communications Operating Capital Corp.
Charter Communications Properties LLC
Charter Communications V, LLC
Charter Communications Ventures, LLC
Charter Communications VI, LLC
Charter Communications VII, LLC
Charter Communications, LLC
Charter Distribution, LLC
Charter Fiberlink — Alabama, LLC
Charter Fiberlink AR-CCVII, LLC
Charter Fiberlink AZ-CCVII, LLC
Charter Fiberlink CA-CCO, LLC
Charter Fiberlink CA-CCVII, LLC
Charter Fiberlink CC VIII, LLC
Charter Fiberlink CCO, LLC
Charter Fiberlink CT-CCO, LLC
Charter Fiberlink — Georgia, LLC
Charter Fiberlink ID-CCVII, LLC
Charter Fiberlink — Illinois, LLC
Charter Fiberlink IN-CCO, LLC
Charter Fiberlink KS-CCO, LLC
Charter Fiberlink LA-CCO, LLC
Charter Fiberlink MA-CCO, LLC
Charter Fiberlink — Michigan, LLC
Charter Fiberlink — Missouri, LLC
Charter Fiberlink MS-CCVI, LLC
Charter Fiberlink NC-CCO, LLC
Charter Fiberlink NC-CCVII, LLC
Charter Fiberlink — Nebraska, LLC
Charter Fiberlink NH-CCO, LLC
Charter Fiberlink NM-CCO, LLC
Charter Fiberlink NV-CCVII, LLC
Charter Fiberlink NY-CCO, LLC
Charter Fiberlink NY-CCVII, LLC
Charter Fiberlink OH-CCO, LLC
Charter Fiberlink OK-CCVII, LLC
Charter Fiberlink OR-CCVII, LLC
Charter Fiberlink SC-CCO, LLC
Charter Fiberlink SC-CCVII, LLC
Charter Fiberlink — Tennessee, LLC
Charter Fiberlink TX-CCO, LLC
Charter Fiberlink UT-CCVII, LLC
Charter Fiberlink VA-CCO, LLC
Charter Fiberlink VT-CCO, LLC
Charter Fiberlink WA-CCVII, LLC
Charter Fiberlink — Wisconsin, LLC
Charter Fiberlink WV-CCO, LLC
Charter Fiberlink, LLC

Charter Gateway, LLC
Charter Helicon, LLC
Charter RMG, LLC
Charter Stores FCN, LLC
Charter Video Electronics, Inc.
Dalton Cablevision, Inc.
Enstar Communications Corporation
Falcon Cable Communications, LLC
Falcon Cable Media, a California Limited Partnership
Falcon Cable Systems Company II, L.P.
Falcon Cablevision, a California Limited Partnership
Falcon Community Cable, L.P.
Falcon Community Ventures I, LP
Falcon First Cable of New York, Inc.
Falcon First Cable of the Southeast, Inc.
Falcon First, Inc.
Falcon Telecable, a California Limited Partnership
Falcon Video Communications, L.P.
Helicon Group, L.P.,
The Helicon Partners I, L.P.
Hometown TV, Inc.
HPI Acquisition Co., L.L.C.
Interlink Communications Partners, LLC
Long Beach, LLC
Marcus Cable Associates, L.L.C.
Marcus Cable of Alabama, L.L.C.
Marcus Cable, Inc.
Midwest Cable Communications, Inc.
Peachtree Cable TV, L.P.
Peachtree Cable T.V., LLC
Plattsburgh Cablevision, Inc.
Rifkin Acquisition Partners, LLC
Robin Media Group, Inc.
Scottsboro TV Cable, Inc.
Tennessee, LLC
Tioga Cable Company, Inc.
Vista Broadband Communications, LLC
Pacific Microwave (Joint Venture; 50% owned by Falcon Community Ventures I, Limited Partnership and 50% owned by Falcon Cable Systems Company II, LP)
SFC Transmission (Joint Venture; 60.94% owned by Charter Communications Properties, LLC and 25% owned by Falcon Cable Systems Company II, LP)
TWC/Charter Los Angeles Cable Advertising, LLC (Joint Venture; 17.94% Class A Member)
     (b) Certain directors and executive officers of the Issuers may be deemed to be “affiliates” of the Issuers by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”
     (c) Certain persons may be deemed to be “affiliates” of the Issuers by virtue of their holdings of the voting securities of the Issuers. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     CCH II is controlled by CCH I, LLC, as sole Member. As of the date of this Application, CCH II does not have any directors. The names of all executive officers of CCH II as of the date of this Application are set forth below. The mailing address and telephone number of each executive officer is c/o CCH II, LLC, 12405 Powerscourt Drive, St. Louis, Missouri 63131; telephone number (314) 965-0555.

Name	Office
Neil Smit	President and Chief Executive Officer
Michael J. Lovett	Executive Vice President and Chief Operating Officer
Grier C. Raclin	Executive Vice President, General Counsel and Corporate Secretary
Eloise E. Schmitz	Executive Vice President and Chief Financial Officer
Gregory L. Doody	Chief Restructuring Officer and Senior Counsel
Kevin D. Howard	Vice President, Chief Accounting Officer and Controller
Thomas M. Degnan	Vice President — Finance and Corporate Treasurer
Richard R. Dykhouse	Vice President, Senior Counsel — Corporate and Securities and Assistant Secretary
Paul J. Rutterer	Assistant Secretary
     The names of all executive officers and the sole director of CCH II Capital as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o CCH II Capital Corp., 12405 Powerscourt Drive, St. Louis, Missouri 63131; telephone number (314) 965-0555.

Name	Office
Neil Smit	Director, President and Chief Executive Officer
Michael J. Lovett	Executive Vice President and Chief Operating Officer
Grier C. Raclin	Executive Vice President, General Counsel and Corporate Secretary
Eloise E. Schmitz	Executive Vice President and Chief Financial Officer
Gregory L. Doody	Chief Restructuring Officer and Senior Counsel
Kevin D. Howard	Vice President, Chief Accounting Officer and Controller
Thomas M. Degnan	Vice President — Finance and Corporate Treasurer
Richard R. Dykhouse	Vice President, Senior Counsel — Corporate and Securities and Assistant Secretary
Paul J. Rutterer	Assistant Secretary
     It is anticipated that the individuals currently serving as directors and executive officers of each of the Applicants will continue to serve in the same capacity listed above as of the Effective Date.
5. Principal Owners of Voting Securities.
     As of the date of this Application for Qualification: (i) CCH I, LLC owns 100% of the voting securities of CCH II, and (ii) CCH II owns 100% of the voting securities of CCH II Capital. The mailing address for each of CCH I, LLC and CCH II is c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131; telephone number (314) 965-0555.

     It is anticipated that, as of the Effective Date, (i) CCH I, LLC will continue to own 100% of the voting securities of CCH II, and (ii) CCH II will continue to own 100% of the voting securities of CCH II Capital.
UNDERWRITERS
6. Underwriters.
     (a) The Issuers have not sold any securities through the use of an underwriter in the last three years. In September 2006, Citigroup and Bank of America Securities, LLC conducted an offer, as dealer managers, to exchange up to $450,000,000 principal amount outstanding of Charter Communications, Inc.’s 5.875% Convertible Senior Notes due 2009 in exchange for the Applicants’ 10.25% Senior Notes due 2013.
     (b) No person is acting as a principal underwriter of the New Senior Notes proposed to be offered pursuant to the Indenture.
CAPITAL SECURITIES
7. Capitalization.
     (a) The following table sets forth information with respect to each authorized class of securities of CCH II as of May 5, 2009:

Title of Class	Amount Authorized	Amount Outstanding
Limited Liability Company Interests	100	100
     (b) The following table sets forth information with respect to each authorized class of securities of CCH II Capital as of May 5, 2009:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	100	100
     It is anticipated that the capitalization tables set forth above for each of the Applicants will remain unchanged as of the Effective Date.
     (c) Holders of common stock of each of the Applicants will be entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of the stockholders. Holders of common stock of each of the Applicants do not have cumulative voting rights.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The New Senior Notes will be subject to the Indenture between the Applicants and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

     (a) Events of Default; Withholding of Notice of Default.
     The occurrence of any of the following events will constitute an Event of Default under the Indenture: (i) default for 30 consecutive days in the payment when due of interest on the New Senior Notes; (ii) default in payment when due of the principal of or premium, if any, on the New Senior Notes; (iii) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions of Sections 4.16 (Repurchase at the Option of Holders upon a Change of Control) or 5.01 (Merger, Consolidation, or Sale of Assets) of the Indenture; (iv) failure by the Company or any of its Restricted Subsidiaries for 30 consecutive days after written notice thereof has been given to the Issuers by the Trustee, or to the Issuers and the Trustee by Holders of at least 25% of the aggregate principal amount of the New Senior Notes then outstanding, to comply with any of their other covenants or agreements in the Indenture; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default: (a) is caused by a failure to pay at final stated maturity the principal amount of such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $100 million, net of applicable insurance which has not been denied in writing by the insurer, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or (viii) the rendering of a decree or order by a court of competent jurisdiction against the Company or any of its Significant Subsidiaries under any Bankruptcy Law which remains unstayed and in effect for a period of sixty (60) consecutive days.
     In the case of an Event of Default arising from clauses (vii) or (viii) listed above with respect to the Company, all outstanding New Senior Notes shall become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee by notice to the Issuers or the Holders of at least 25% in principal amount of the then outstanding New Senior Notes by notice to the Issuers and the Trustee may declare all the New Senior Notes to be due and payable immediately. The Holders of a majority in aggregate principal amount of the New Senior Notes then outstanding by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.
     Holders of not less than a majority in aggregate principal amount of the then outstanding New Senior Notes by notice to the Trustee may on behalf of the Holders of all of the New Senior Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of the principal of, or premium, if any, or interest on, the New Senior Notes (provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding New Senior Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

     If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders of New Senior Notes a notice of the Default or Event of Default within 90 days after the Trustee acquires knowledge thereof. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Senior Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Senior Notes.
     (b) Authentication and Delivery of New Senior Notes; Application of Proceeds.
     The New Senior Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President. The signature of these Officers on the New Senior Notes may be by facsimile or manual signature in the name and on behalf of the Issuers. A New Senior Note shall not be valid until authenticated by the manual signature (which may be by facsimile) of the Trustee. The signature shall be conclusive evidence that the New Senior Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Issuers signed by an Officer of each of the Issuers, authenticate the New Senior Notes for original issue. The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate the New Senior Notes. An authenticating agent may authenticate the New Senior Notes whenever the Trustee may do so.
     The Reorganized Company (as defined in the Disclosure Statement) will utilize the proceeds from the sale and issuance of the New Senior Notes as set forth in the Disclosure Statement under “Important Aspects of the Plan — Use of Proceeds.”
     (c) Release of Collateral.
     The New Senior Notes are unsecured obligations of the Issuers and are not secured by any property.
     (d) Satisfaction and Discharge.
     The Indenture, the New Senior Notes, any Note Guarantee and the Registration Rights Agreement shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of New Senior Notes expressly provided for in the Indenture), and the Trustee, on demand of and at the expense of the Issuers, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, the New Senior Notes, any Note Guarantee and the Registration Rights Agreement, when
     (1) either (a) all New Senior Notes theretofore authenticated and delivered (other than (i) New Senior Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.07 (Replacement Notes) of the Indenture and (ii) New Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust,) have been delivered to the Trustee for cancellation; or (b) all such New Senior Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers, in the case of (i), (ii) or (iii) above, have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such New Senior Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of New Senior Notes which have become due and payable) or to the maturity or redemption thereof, as the case may be;
     (2) the Issuers have paid or caused to be paid all other sums payable hereunder by the Issuers; and
     (3) each of the Issuers has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.
     Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Issuers to the Trustee under Section 7.07 (Compensation and Indemnity), and, if money shall have been deposited with the Trustee, the obligations of the Trustee under Section 12.02 (Application of Trust Money) shall survive such satisfaction and discharge.
     (e) Evidence of Compliance with Conditions and Covenants.
     The Issuers shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Issuers and their Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuers have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuers are taking or propose to take with respect thereto).
     The Issuers shall, so long as any of the New Senior Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.
9. Other Obligors.
Other than each of the Applicants, no person is an obligor with respect to the New Senior Notes.
Contents of application for qualification. This application for qualification comprises:
(a) Pages numbered one to twelve, consecutively.
(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).
(c) The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Certificate of Formation of CCH II, LLC (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the registration statement on Form S-4 of CCH II, LLC and CCH II Capital Corporation filed on March 24, 2004 (File No. 333-111423))

Exhibit T3A-2	Certificate of Incorporation of CCH II Capital Corp. (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the registration statement on Form S-4 of CCH II, LLC and CCH II Capital Corp. filed on March 24, 2004 (File No. 333-111423))

Exhibit T3B-1	Amended and Restated Limited Liability Company Agreement of CCH II, LLC, dated as of July 10, 2003 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the registration statement on Form S-4 of CCH II, LLC and CCH II Capital Corporation filed on March 24, 2004 (File No. 333-111423))

Exhibit T3B-2	Amended and Reinstated By-laws of CCH II Capital Corp. (incorporated by reference to Exhibit 3.4 to Amendment No. 1 to the registration statement on Form S-4 of CCH II, LLC and CCH II Capital Corp. filed on March 24, 2004 (File No. 333-111423))

Exhibit T3C*	Form of Indenture governing the New Senior Notes

Exhibit T3D	[Not applicable]

Exhibit T3E-1**	Debtors’ Disclosure Statement, as amended, pursuant to Chapter 11 of the Bankruptcy Code with respect to the Debtors’ Joint Plan of Reorganization

Exhibit T3E-2**	Debtors’ Joint Plan of Reorganization, as amended, pursuant to Chapter 11 of the United States Bankruptcy Code

Exhibit T3F*	Cross-reference sheet

Exhibit T3G*	Form T-1 qualifying The Bank of New York Mellon Trust Company, N.A. as Trustee under the Indenture to be qualified pursuant to this Form T-3

*	Filed herewith.

**	To be filed by amendment.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants, CCH II, LLC, a limited liability company organized and existing under the laws of the State of Delaware, and CCH II Capital Corp., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized on the 6th day of May, 2009.

CCH II, LLC

Attest:	/s/ Paul J. Rutterer		By:	/s/ Eloise E. Schmitz

	Name:	Paul J. Rutterer		Name:	Eloise E. Schmitz
	Title:	Assistant Secretary		Title:	Executive Vice President and Chief Financial Officer

CCH II Capital Corp.

			By:	/s/ Eloise E. Schmitz

				Name:	Eloise E. Schmitz
				Title:	Executive Vice President and Chief Financial Officer